August 11, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:            Ken Schuler, Craig Arakawa, Mindy Hooker and Kevin Stertzel

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima Form 20-F for the year ended December 31, 2021 Filed April 29, 2022 File No. 1-38262

Ladies and Gentlemen:

Loma Negra Compañía Industrial Argentina Sociedad Anónima (the “Company”) is submitting this letter in response to the comment letter dated July 28, 2022 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the year ended December 31, 2021, filed with the Commission on April 29, 2022 (the “Form 20-F”).

The Company intends to update its future Form 20-F filing in response to Comment No. 4 and Comment No. 5 below.  We would be pleased to discuss the Company’s responses to Comment No. 1, Comment No. 2 and Comment No. 3 below.

Form 20-F for the year ended December 31, 2021

Item 4. Information on the Company

Business Overview, page 31

1.
We note you own significant limestone reserves supporting your vertically-integrated concrete and cement business. Please file technical report summaries for your material resource/reserve properties that conforms to Item 601(b)(96) of Regulation S-K as required by Item 1302(b).

In response to the Staff’s comment, the Company respectfully informs the Staff that it has assessed the materiality of its mining operations as required by Item 1301 of Regulation S-K, using the factors set forth in Release No. 34-84509 (Oct. 31, 2018). Based on this analysis, the Company understands that its mining operations are not material for purposes of filing technical report summaries as required by Item 1302(b) of Regulation S-K. In particular, the Company has measured the materiality of its mining operations using both qualitative and quantitative factors, evaluated in the context of the Company’s overall business and financial condition, including the aggregate mining operations of all the Company’s mining properties and the size and type of commodity produced.

In addition, the Company respectfully informs the Staff that it conducted the same analysis while preparing for its initial public offering (the “IPO”) in 2017. At that time, disclosures by registrants with mining operations were governed by now-rescinded Industry Guide 7, which required specialized reporting by registrants with “significant” mining operations. In a 2017 telephone conversation with the Staff prior to the IPO, the Company conveyed, and the Staff concurred with the Company regarding, the Company’s reasons for its conclusion that its mining operations were not sufficiently “significant” to trigger Industry Guide 7 reporting. While Industry Guide 7 has since been replaced by new Item 1300 of Regulation S-K and certain other amended rules  (the “Mining Disclosure Rule Amendments”), which added certain new requirements (including the Item 1302(b) technical report), the SEC has stated that the analysis of whether a registrant’s mining operations are sufficiently “significant” to give rise to specialized reporting did not fundamentally change under the Mining Disclosure Rule Amendments. Instead, the Mining Disclosure Rule Amendments reworded the standard from “significant” mining operations to “material” mining operations, codifying the SEC’s position that the Industry Guide 7 “significance” analysis turned on whether a registrant’s mining operations were “material” as that term is understood throughout the U.S. securities laws and SEC rules. As stated in the adopting release for the Mining Disclosure Rule Amendments, “the staff historically has advised registrants to apply a materiality standard in determining what disclosures to provide.” In the same adopting release, the SEC also stated that “the staff…has used 10% of a registrant’s total assets as the benchmark for determining the materiality of a registrant’s mining operations,” although it determined not to codify this as a bright-line threshold in the Mining Disclosure Rule Amendments.

The factors listed below underpin the Company’s determination currently that its mining operations are not “material” within the meaning of Item 1301 of Regulation S-K, consistent with its view at the time of the IPO that such operations were not “significant” within the meaning of Industry Guide 7.

•
The Company is, and historically has been, dedicated to the production and distribution of cement, masonry cement, aggregates, concrete and lime, which are products used in private and public construction. Although the Company is vertically integrated and is supported by its own limestone reserves, the Company’s core business is manufacturing and distributing these finished products, and not the exploration, development or extraction of minerals.

•	The cost of limestone production as a percentage of total cost of sales is immaterial. For the years ended December 31, 2021 and 2016, it represented only 4.4% and 4.5%, respectively.

•
The Company currently owns and operates six open-pit quarries in Argentina from which limestone can be extracted. At the time of the IPO, the Company also owned and operated an additional limestone quarry in Paraguay. For the years ended December 31, 2021 and 2016, mostly all of the Company’s limestone was sourced from its own quarries. As of December 31, 2021 and 2016, the book value of the assets of these total limestone reserves was not material, representing less than 5% of total assets. Specifically, as of December 31, 2021, assets of total limestone reserves represented ARS$5.0 billion, or 4.8% of the Company’s total consolidated assets of the Company, which were ARS$104.9 billion, and as of December 31, 2016, assets of total limestone reserves represented ARS$0.4 billion, or 4.8% of the Company’s total consolidated assets of the Company, which were ARS$9.0 billion, respectively.

•
As of December 31, 2021 and 2016, the Company’s total limestone reserves were 1,091 million tons and 852.9 million tons, respectively. While limestone reserves have grown over time, the growth has been consistent with that of the Company’s installed cement capacity and installed clinker capacity, which were 12.3 million tons and 7.3 million tons for the year ended December 31, 2021, compared to 9.9 million and 5.5 million tons for the year ended December 31, 2016. Additionally, the Company’s annualized limestone production has not materially changed since the IPO, and, in fact, has decreased slightly from 2016 to 2021. For the years ended December 31, 2021 and 2016, the Company’s total annualized limestone production at the Company’s quarries was 7.8 million tons and 8.3 million tons, respectively. The Company does not resell any of its excess produced limestone to third parties.

As detailed above, through quantitative and qualitative information, the Company’s mineral assets are used mainly as a source of raw material for its process of cement production and its mining operations are not sufficiently “material” under Item 1301 of Regulation S-K to trigger the requirement for a technical report under Item 1302(b).

Our Production Facilities, page 49

2.
We note your production facility overview in this section. Summary disclosure includes the separate disclosure of all properties, which includes both your material and non¬material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include all the required information under Item 1303(b) of Regulation S- K for all your properties.

Item 1303(b) of Regulation S-K only applies to the extent that a registrant has material mining operations. The Company respectfully advises the Staff that it does not believe Item 1303(b) applies to it because it does not have material mining operations, as determined in response to Comment No. 1 above.

Investments, page 54

3.	We note your individual property disclosure for your material properties is missing from your filing. Please modify your filing to comply with See Item 1304(b) of Regulation S- K.

Item 1304(b) of Regulation S-K only applies to the extent that a registrant has at least one material mining operation. The Company respectfully advises the Staff that it does not believe Item 1304(b) applies to it because it does not have material mining operations, as determined in response to Comment No. 1 above.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 74

4.
Given the significance of energy costs on your results of operation, please revise future disclosures to quantify the impact that fluctuating energy costs had on your cost of sales separately from the volume impacts. Additionally, to the extent that you experience materially fluctuating freight costs, please enhance future disclosures to provide information to allow a reader to understand the impact changes in freight costs had versus increased volumes.

In response to the Staff’s comment, in future filings the Company will quantify the impact that fluctuating energy costs had on the Company’s cost of sales. In addition, to the extent material, the Company will include disclosure on the impact fluctuating freight costs had on the Company’s cost of sales.

D. Trend Information, page 86

5.
Your risk factor disclosure on page 15 discusses the expectation of higher energy and freight prices and the potential for energy shortages. In future filings, please discuss whether these concerns materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Please discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Finally, please explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In response to the Staff’s comment, in future filings the Company will include risk factor disclosure discussing the potential impact of higher energy and freight prices, as well as energy shortages on its outlook and business goals.  Further, the Company will specify whether these factors have materially impacted its results of operations, specifically with respect to revenue and liquidity.

Because the Company does not currently expect these factors to have a material impact on its results of operations, the Company has not undertaken any mitigation efforts.  If the Company commences any mitigation efforts, it will identify such efforts in its subsequent filings.

* * *

We appreciate in advance your time and attention to our responses.  Should you have any additional questions or concerns, please contact John Guzman of White & Case LLP at +55 11 3147-5607or Scott Levi of White & Case LLP at +1 212 819 8320.

Very truly yours,

/s/  Marcos I. Gradin
Marcos Gradin
Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima

cc:            Sergio Damián Faifman
Loma Negra Compañía Industrial Argentina Sociedad Anónima

John Guzman, Esq.
Scott Levi, Esq.
White & Case LLP